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                                                                       Exhibit 5

                           May 24, 1999 Press Release

               ROCKY MOUNTAIN CHOCOLATE FACTORY BOARD OF DIRECTORS REJECTS WHITMAN'S CANDIES, INC. OFFER AS INADEQUATE
                       AND ADOPTS SHAREHOLDER RIGHTS PLAN


DURANGO, CO - MAY 24, 1999 - Rocky Mountain Chocolate Factory [NASDAQ: RMCF] today announced that its Board of Directors has determined that the unsolicited cash tender offer by Whitman's Candies, Inc. for all of the outstanding shares of Rocky Mountain at a price of $5.75 per share is inadequate and not in the best interests of Rocky Mountain or its shareholders, and therefore recommends that Rocky Mountain's shareholders reject the tender offer and not tender their shares to Whitman's.

The Board's recommendation to reject the tender offer results from its determination that the consideration being offered is inadequate to Rocky Mountain's shareholders from a financial point of view.

The Board's recommendation is based on the following factors:

     o A presentation by George K. Baum & Company ("GKB"), financial advisor to the Company, concerning the Company and the financial aspects of the offer, as well as the oral opinion of GKB stating that the offer is inadequate, from a financial point of view, to the Rocky Mountain shareholders.

     o The historical trading prices of the Company's shares, including the Board's belief, that the trading price for the shares immediately prior to the announcement of the offer did not fully reflect the long-term value inherent in the Company. The offer represents a discount to Rocky Mountain's historic trading prices and multiples.

     o The Board's belief that the market price of the Company's shares has been adversely affected in the near-term primarily by nonrecurring events. Specifically, the market price for the Shares was adversely affected by the Company's announcement in March 1999 that its earnings per share for the fiscal year ended February 28, 1999 will be significantly lower than previously anticipated primarily because of nonrecurring events.

     o The fact that the Company is continuing to take steps to improve its near-term operating efficiency and profitability and is in the process of evaluating further distribution and marketing programs as part of a strategic plan to enhance shareholder value. As announced in March 1999, the Company is in the process of implementing a restructuring program to improve profitability.



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Rocky Mountain also announced that it is filing with the Securities and Exchange
Commission, and will mail to its shareholders, a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the Board's formal recommendation to reject the offer. Additional information with respect to the Board's decision to recommend that shareholders reject the offer and the matters considered by the Board in reaching such decision is contained in the Schedule 14D-9.

Rocky Mountain also announced that the Board of Directors has adopted a shareholder rights plan pursuant to which the Board had declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of Rocky Mountain common stock. The rights plan is designed to assure that all shareholders receive fair and equal treatment in the event of an attempted takeover of the company.



Contact:
Rocky Mountain Chocolate Factory, Inc.
Bryan Merryman, 970/259-0554



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